YOUSTAKE, INC.
Balance Sheets
(unaudited)

| | April 30, | |
	2017	2016

Assets

Current assets | | |
Cash (Note 1)	$ 39,172	$ 250,696
Prepaid expenses (Note 2)	3,250	-
Total current assets	42,422	250,696
Other assets		
Receivable from investor	-	5,000
Deposits	-	2,700
Total other assets	-	7,700
Total assets	$ 42,422	$ 258,396

Liabilities and stockholders' deficit

Current liabilities		
Accounts payable and accrued liabilities (Note 4)	27,012	75,987
Accrued executive compensation	106,900	-
Accrued payroll taxes	2,617	7,413
Officer loan (Note 4)	1,970	-
Unearned revenue (Note 5)	-	76,822
Total current liabilities	138,499	160,222
Other liabilities		
Convertible debt, net of discount (Note 1 and 3)	119,444	102,778
Total liabilities	257,943	263,000
Commitments & contingencies	-	-
Stockholders' deficit		
Common stock, 10,000,000 shares, $0.001 par value, authorized; 9,575,000 and 9,224,000 shares issued and outstanding as of April 30, 2017 and 2016, respectively (Note 10)	9,575	9,224
Paid in capital - purchase rights	746,000	317,000
Accumulated deficit	(971,096)	(330,828)
Total stockholders' deficit	(215,521)	(4,604)
Total liabilities and stockholders' equity	$ 42,422	$ 258,396

See accountants' review report and accompanying notes to the financial statements.

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